UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Harmonic Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

413160102

(CUSIP Number)

SAMANTHA NASELLO

SCOPIA CAPITAL MANAGEMENT LP

152 West 57th Street, 33rd Floor

New York, New York 10019

(212) 370-0303

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,354,603
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,354,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,354,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,354,603
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,354,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,354,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

CO, HC

3

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,354,603
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,354,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,354,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,354,603
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,354,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,354,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 413160102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares reported herein were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,354,603 Shares held in the aggregate by the Investment Vehicles is approximately $44,115,278, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 112,189,931 Shares outstanding as of October 30, 2023, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

As of the date hereof, each of Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich may be deemed to beneficially own the 4,354,603 Shares, constituting approximately 3.9% of the Shares outstanding, held in the aggregate by the Investment Vehicles.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the Shares directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c)       Schedule A annexed hereto lists all transactions in the Shares of the Issuer by the Reporting Persons (on behalf of the Investment Vehicles) during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(e)       As of December 21, 2023, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

6

CUSIP No. 413160102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to amend and restate the first paragraph of Item 6 of the initial Schedule 13D with the following:

 Scopia Capital (on behalf of the Investment Vehicles) has entered into certain cash-settled total return swap agreements with Morgan Stanley Capital Services LLC (“Morgan Stanley”) as the counterparty (the “Swap Agreements”).  The swaps with Morgan Stanley constitute economic exposure to an aggregate of 236,608 notional Shares, representing less than 1% of the outstanding Shares, which have a weighted average reference price of $11.98 and an expiration date of August 6, 2025. The Swap Agreements provide Scopia Capital with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Scopia Capital has economic exposure to an aggregate of 4,591,211 Shares, representing approximately 4.1% of the outstanding Shares. Scopia Capital and the other Reporting Persons disclaim beneficial ownership of the Subject Shares.

7

CUSIP No. 413160102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2024

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

8

CUSIP No. 413160102

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA CAPITAL MANAGEMENT LP
(On Behalf of the Investment Vehicles)

Purchase of Common Stock	21,922	10.9229	11/28/2023
Purchase of Common Stock	12,634	11.1214	11/29/2023
Purchase of Common Stock	50,000	11.0723	11/29/2023
Purchase of Common Stock	21,326	11.1297	11/29/2023
Purchase of Common Stock	9,145	11.0135	11/30/2023
Purchase of Common Stock	49,075	11.0265	11/30/2023
Purchase of Common Stock	100	10.0000	12/05/2023
Purchase of Common Stock	29,169	9.9271	12/05/2023
Purchase of Common Stock	200,000	9.8350	12/05/2023
Sale of Common Stock	(279,315)	11.4500	12/19/2023
Sale of Common Stock	(69,993)	12.2521	12/21/2023
Sale of Common Stock	(114,522)	12.2979	12/21/2023
Sale of Common Stock	(20,000)	12.2900	12/21/2023
Sale of Common Stock	(67,288)	12.2673	12/21/2023
Sale of Common Stock	(50,000)	12.2550	12/21/2023
Sale of Common Stock	(50,000)	12.2578	12/21/2023
Sale of Common Stock	(105,478)	12.2752	12/22/2023
Purchase of Common Stock	57,918	13.2513	01/02/2024
Sale of Common Stock	(32,309)	13.2185	01/02/2024
Sale of Common Stock	(60,000)	13.1883	01/02/2024
Sale of Common Stock	(40,719)	13.2486	01/02/2024
Sale of Common Stock	(190,000)	13.2653	01/02/2024
Purchase of Common Stock	19,587	11.7079	01/03/2024
Sale of Common Stock	(72,221)	12.1585	01/11/2024
Sale of Common Stock	(98,179)	12.2653	01/12/2024
Sale of Common Stock	(19,600)	12.1950	01/12/2024
Sale of Common Stock	(50,000)	11.9912	01/16/2024
Sale of Common Stock	(30,000)	11.9909	01/16/2024
Sale of Common Stock	(80,000)	11.8834	01/17/2024
Sale of Common Stock	(35,000)	11.8154	01/18/2024
Sale of Common Stock	(50,000)	11.8632	01/18/2024
Sale of Common Stock	(101,984)	11.5673	01/19/2024
Sale of Common Stock	(50,000)	11.7034	01/19/2024
Sale of Common Stock	(65,000)	11.7635	01/19/2024